Camtek Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek Israel

May 2, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Camtek Ltd. Registration Statement on Form F-3 Filed on April 20, 2023 File No. 333-271348

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Camtek Ltd. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form F-3 so that it will become effective at 10:00 a.m. Eastern Time on May 4, 2023, or as soon as practicable thereafter.

Very truly yours, CAMTEK LTD. By: /s/ Moshe Eisenberg Name: Moshe Eisenberg Title: Chief Financial Officer